Exhibit 99.1

SECOND QUARTER 2010 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2010 RESULTS

All amounts are in Canadian dollars, and are based on our unaudited interim consolidated financial statements for the quarter ended April 30, 2010 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q2 2010 Report to Shareholders and supplementary financial information are available on our website at rbc.com/investorrelations.

TORONTO, May 27, 2010 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,329 million for the second quarter ended April 30, 2010. Last year, we reported a net loss of $50 million largely reflecting a goodwill impairment charge of $1 billion. Excluding the goodwill impairment charge, net income was up $379 million, or 40% from last year driven by strong results across most businesses, continued stabilization of credit quality, effective cost management and a general improvement in market and economic conditions (1). The strengthening of the Canadian dollar had a significant impact on our financial results compared to last year, reducing revenue by $534 million, net income by $82 million and EPS by $.06, most notably in our Capital Markets and Wealth Management segments.

“Our results reflect strong performances across our businesses and demonstrate the longstanding strength of this organization,” said Gordon M. Nixon, RBC President and CEO. “Our relentless focus on providing clients around the world with sound financial advice is enabling us to build our franchise for long term growth,” Nixon said.

Second quarter of 2010 compared to second quarter 2009

•	Net income of $1,329 million (up from a net loss of $50 million)
•	Diluted earnings per share (EPS) of $.88 (up from a loss per share of $.07)
•	Return on common equity (ROE) of 15.8% (up from (1.4)%)
•	Tier 1 capital ratio of 13.4%

Second quarter of 2010 compared to second quarter 2009, excluding the goodwill impairment charge (1)

•	Net income increased $379 million (up from net income of $950 million)
•	Diluted EPS increased $.25 (up from EPS of $.63)
•	ROE increased 390 basis points (up from ROE of 11.9%)

Items impacting second quarter 2010 results

• Accounting impact related to foreign currency translation on certain available-for-sale (AFS) securities in Wealth
Management reduced net income by $61 million and EPS by $.04

• General provision in Corporate Support reduced net income by $18 million and EPS by $.01

Canadian Banking net income was $736 million, up $155 million or 27% from last year, primarily reflecting strong volume growth across most businesses and lower provision for credit losses (PCL).

“Strong revenue growth of 9% over last year combined with our focus on cost management drove solid operating leverage of 4% this quarter as we continue to invest in business growth. While low interest rates continue to pressure margins, our leading market share and continued volume growth positions us well as we move into a rising interest rate environment,” Nixon said.

Wealth Management net income was $90 million, down $36 million or 29% over last year primarily due to an unfavourable accounting impact of $68 million ($61 million after-tax) related to foreign currency translation on certain AFS securities. Excluding the accounting impact, net income was $151 million, up $25 million or 20% over last year (1). Higher fee-based revenue and higher transaction volumes were partially offset by spread compression, and the impact of a stronger Canadian dollar relative to the U.S. dollar which reduced earnings by $12 million.

“Our Canadian Wealth and Global Asset Management businesses generated strong earnings growth over last year, fuelled by higher average fee-based client assets and volumes. Solid momentum in our US & International businesses was muted by the impact of foreign currency translation and spread compression from the continued low interest rate environment. We are leveraging our global capabilities across all of our businesses, to better serve our clients and capitalize on the attractive long-term trends in the industry,” Nixon said.

Insurance net income was $107 million, down $6 million or 5% from a year ago, mainly due to unfavourable life policyholder experience and higher claims costs.

(1) These measures are non-GAAP measures which do not have standardized meanings under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We believe that excluding these items should enhance the comparability of our financial performance compared to the prior year. Refer to the Key performance and non-GAAP measures section of our Q2 Report to Shareholders for more information about the goodwill impairment charge.

“We are deepening client relationships, and growing the business by offering a wide range of products and services to meet our clients’ needs,” Nixon said.

International Banking net loss of $27 million this quarter was lower than the net loss of $1,126 million as the prior year included the goodwill impairment charge of $1 billion. The improvement from last year also reflected lower PCL, and our ongoing focus on cost management.

“We continue to make progress towards restructuring our U.S. retail franchise and we are starting to see early signs of an economic recovery and a corresponding stabilization of credit quality,” Nixon said.

Capital Markets net income was $502 million, up $82 million or 20% from a year ago, as the prior year included market environment-related losses. Lower PCL and improved results in our investment banking businesses over last year were partially offset by lower trading revenue in the current period. The negative impact of the strengthening Canadian dollar reduced net income by $76 million.

“Our diversified business model and geographic reach enabled Capital Markets to deliver another solid quarter. We remain focused on building our client-based franchise and strengthening our core businesses while optimizing the use of our balance sheet,” Nixon said.

Corporate Support net loss of $79 million mainly included income tax adjustments and a general PCL of $27 million ($18 million after-tax).

Impact of Foreign Currency Translation

Foreign currency translation of earnings to Canadian dollars had a significant impact on our consolidated financials compared to last year as the Canadian dollar strengthened relative to other currencies. The translation reduced revenue by $534 million and net income by $82 million. For more information, please refer to the Financial Performance (pages 5 -7), Business segment results (pages 8 - 14), and Financial Condition (pages 16 - 17) sections of our Q2 2010 Report to Shareholders.

Second quarter 2010 compared to first quarter 2010

Revenue and earnings in the second quarter are impacted by the fewer number of days relative to the first quarter, particularly in our retail businesses.

Net income decreased $168 million from $1,497 million last quarter. In Canadian Banking, seasonal factors, including fewer days reduced earnings growth. Our net interest margin was impacted by the ongoing pressure resulting from the low interest rate environment, in addition to the narrowing in Prime/BA spreads. In Wealth Management, we had an unfavourable accounting impact related to the foreign currency translation on AFS securities as compared to a favourable impact last quarter, resulting in a negative quarter over quarter impact of $107 million ($95 million after-tax). This was partially offset by higher fee-based revenue compared to last quarter. In Capital Markets we generated a solid ROE of 25.8%, although results were down compared to a strong first quarter largely reflecting tighter spreads and lower activity as the European sovereign debt crisis put pressure on global capital markets. Our prior quarter also included the release of the remaining Enron Corp.-related litigation provision of $53 million ($29 million after-tax).

Credit Quality – Total PCL of $504 million decreased $470 million or 48% from a year ago and increased $11 million or 2% from last quarter. There was a general provision of $27 million in the current quarter related to our U.S. banking commercial and retail portfolios. This compared to a general provision of $223 million in the prior year and no general provision in the prior quarter. Specific provision decreased $274 million from a year ago and decreased $16 million from last quarter.

In Canadian Banking, specific PCL of $302 million was down $16 million or 5% from last quarter mainly due to lower provisions in our business and unsecured personal portfolios, partially offset by higher loss rates in our credit card portfolio resulting from seasonal factors.

In International Banking, specific PCL of $185 million increased $10 million or 6% from last quarter, largely attributable to increased impaired loans in the Caribbean related to a specific commercial client, partially offset by lower provisions in our U.S. commercial portfolio.

In Capital Markets, specific PCL of $21 million decreased $9 million, mainly as a result of lower provisions and reversals due to recoveries during the current quarter.

Credit quality has generally improved from the prior year and quarter reflecting stabilization of asset quality and improvements in economic conditions.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this earnings release include, but are not limited to, the President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our results of operations and financial position as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2009 Annual Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section of our Q2 2010 Report to Shareholders, and in our 2009 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2010 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Thursday, May 27, 2010 at 8:00 a.m. (EDT) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-695-7806 or 1-888-789-9572, passcode 4285250). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments will be posted on our website shortly after the call. Also, a recording will be available on May 27 until August 26, 2010 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (416-695-5800 or 1-800-408-3053, passcode 5006352).

Media Relations Contacts

Katherine Gay, VP & Head, Corporate Communications, katherine.gay@rbc.com, 416-974-6286 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Gillian McArdle, Head, Media Relations, gillian.mcardle@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Bill Anderson, Director, Investor Relations, william.anderson@rbc.com, 416-955-7804

Amy Cairncross, Director, Investor Relations, amy.cairncross@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 77,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 52 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.